SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Drammensveien 264, Vaekerø
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the nine months ending September 30, 2004

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars, and references to “EUR” are to European Monetary Union’s single currency Euro.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

		Third quarter			01.01–30.09		Year
	2004	2004	2003	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	38,528	4,616	32,439	116,376	13,943	99,556	133,761
Operating income	8,047	964	5,288	25,613	3,069	15,259	21,625
Non-consolidated investees	287	34	54	539	65	487	620
Financial income (expense), net	307	37	295	(764)	(92)	(204)	154
Other income (loss), net	—	—	139	110	13	(1,742)	(1,253)

Income from continuing operations before tax and minority interest	8,641	1,035	5,776	25,498	3,055	13,800	21,146
Income tax expense	(6,083)	(729)	(3,848)	(17,474)	(2,094)	(8,559)	(12,922)
Minority interest	(78)	(9)	77	(185)	(22)	143	151

Income from continuing operations	2,480	297	2,005	7,839	939	5,384	8,375
Income from discontinued operations	—	—	392	1,083	130	1,538	2,312

Income before cumulative effect of change in accounting principle	2,480	297	2,397	8,922	1,069	6,922	10,687
Cumulative effect of change in accounting principle	—	—	—	—	—	281	281

Net income	2,480	297	2,397	8,922	1,069	7,203	10,968

Basic and diluted earnings per share from continuing operations (in NOK and Euro)2) 4)	9.80	1.17	7.80	30.80	3.69	20.90	32.50
Basic and diluted earnings per share before change in accounting principle (in NOK and Euro)4)	9.80	1.17	9.30	35.00	4.19	26.80	41.50

Financial data

Investments – million	4,441	532	4,220	13,142	1,575	12,912	17,712
Adjusted net interest-bearing debt/equity3)	0.12	0.12	0.39	0.12	0.12	0.39	0.38

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2004, which was 8.3467.
2)	Earnings per share from continuing operations before cumulative effect of change in accounting principle.
3)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 27.
4)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

All comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2004 presentation.

Norsk Hydro • Third quarter 2004

Hydro’s income from continuing operations in the third quarter of 2004 was NOK 2,480 million (NOK 9.80 per share), compared with NOK 2,005 million (NOK 7.80 per share) in the third quarter of 2003. For the first nine months of 2004, Hydro’s income from continuing operations was NOK 7,839 million compared with NOK 5,384 million in the first nine months of 2003. Hydro’s agri business was transferred to Yara International ASA in a demerger transaction completed on 24 March 2004. Results relating to periods prior to the demerger are reported under “Income from discontinued operations”. The following discussion excludes these activities.

“The strong results from the first half of this year continued through the third quarter leading to a further strengthening of the Group’s financial position. The exceptionally high oil prices and a recent significant strengthening of the aluminium metal market make a solid positive impact on our results. Another important contribution to this year’s strong performance is the result of our efforts over the past several years to increase volumes and expand business activities under strict cost control. Finally, our major projects are progressing on schedule and within budget,” said President and CEO Eivind Reiten.

Operating income for the third quarter of 2004 amounted to NOK 8,047 million compared with NOK 5,288 million in the third quarter of 2003. Both Oil & Energy and Aluminium benefited from positive market conditions and good performance. Operating income for the first three quarters of 2004 was NOK 25,613 million compared to NOK 15,259 million in the first three quarters of 2003.

The operating results for Oil & Energy were impacted by further price increases from the high price levels during the second quarter. The averaged realized oil price was USD 41.7 per barrel in the third quarter of 2004 compared to USD 28.2 per barrel in the third quarter of the previous year. Measured in Norwegian kroner, the average realized price increased 39 percent for the quarter. Oil and gas production averaged 514,000 barrels of oil equivalent (boe) per day during the third quarter compared to 489,000 boe per day in the third quarter of the previous year. For the first nine months of 2004, oil and gas production averaged 566,000 boe per day, an increase of 11 percent compared to the first nine months of 2003. Operating income for Energy and Oil Marketing suffered from weak results from downstream gas activities and lower power production. Operating income for Oil and Energy also included the elimination of unrealized gains on internal gas contracts between Exploration and Production and Energy and Oil marketing. The elimination resulted in a negative effect in “Eliminations” of NOK 300 million.

Aluminium operations continued to benefit from improved market conditions. Hydro’s realized aluminium prices increased from USD 1,445 per tonne in the third quarter of 2003 to USD 1,677 per tonne in the current quarter. Measured in Norwegian kroner, realized prices increased by about 12 percent. Upstream volumes increased mainly as a result of new capacity and improved capacity utilization. Volume developments for downstream activities remained positive, while margins declined or remained unchanged for the quarter. The first phase of the manning reductions related to the Aluimprover improvement program approved earlier in the year progress as planned. Costs relating to the Aluimprover project are expected to impact the fourth quarter by approximately NOK 400 million.

Cash flow from operations in the first three quarters of 2004 was NOK 24.4 billion compared to NOK 22.2 billion in the first three quarters of 2003.

Investments in the third quarter of 2004 amounted to NOK 4.4 billion. Around half of the amount invested related to oil and gas operations.

The provision for current and deferred taxes in the first three quarters of 2004 was NOK 17,474 million, approximately 69 percent of pre-tax income.

Outlook for the coming months

Oil prices and demand are expected to remain high for the remainder of the year as a result of capacity constraints and continued global economic growth. The Company has increased its production target for 2004 as a whole from 560,000 to 575,000 boe per day. However, oil and gas production on the Norwegian Continental Shelf (NCS) will be negatively impacted for the remainder of the year and for 2005, if the current labor dispute relating to floating rigs continues for an extended period.

At the beginning of October aluminium (three month LME) was trading between USD 1,700 and USD 1,900 per tonne in a very volatile market, supported by declining LME stocks, continuing short-term supply disruptions and renewed interest from investment funds. Volume developments are expected to remain positive for the remainder of the year, but gradually level off once consumer inventories are replaced. Pressure on downstream margins is expected to continue for the remainder of the year.

Norsk Hydro • Third quarter 2004

THIRD QUARTER 2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	7,521	37	—	2,370	9,928
Hydro Aluminium	858	205	—	1,033	2,096
Other activities	263	104	—	128	495
Corporate and eliminations	(595)	168	—	2	(425)

Total1)	8,047	514	—	3,533	12,094

1)	See specification on page 34.

01.01.-30.09.2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	22,523	145	—	7,527	30,195
Hydro Aluminium	3,756	414	—	2,969	7,139
Other activities	403	299	110	387	1,199
Corporate and eliminations	(1,069)	432	—	10	(627)

Total1)	25,613	1,290	110	10,893	37,906

1)	See specification on page 34.

Earnings from non-consolidated investees were NOK 287 million in the third quarter compared to NOK 54 million in the corresponding period of the previous year. The result in the third quarter of 2004 included an unrealized currency gain of NOK 66 million, compared with a loss of NOK 18 million in the third quarter of 2003 relating to Alunorte, an alumina operation in Brazil. For the first three quarters of 2004, earnings from non-consolidated investees were NOK 539 million compared to NOK 487 million in the corresponding period of the previous year. The result in the first nine months of 2004 included an unrealized currency loss relating to Alunorte of NOK 7 million, compared with a gain of NOK 208 million in the first nine months of 2003. The increase reflected improved results in earnings from non-consolidated investees, mainly in Metals, Extrusion and Automotive, and Polymers.

Other income (loss) was 0 for the third quarter of 2004 compared to other income of NOK 139 million for the third quarter of 2003, representing a gain on the disposal of Carmeda AB. Other income (loss) for the first three quarters of 2004 was NOK 110 million, reflecting a gain on the divestment of 80.1 percent of Pronova Biocare. For the first three quarters of 2003, other income (loss) resulted in a loss of NOK 1,742 million. The loss included a charge of NOK 2,207 million resulting from new Norwegian tax regulations relating to the removal costs for oil and gas installations on the NCS. The previous regulations did not allow removal costs to be deducted from taxable income. Instead, the Norwegian State assumed a portion of the removal costs by means of a special removal grant for each license calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new regulations permit removal costs to be deducted from taxable income. The change in regulations resulted in a charge of NOK 2,207 million in the second quarter of 2003 representing the estimated value of existing grants. The charge had no cash effect. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation) was included as a reduction to the tax provision for the second quarter of 2003 in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million. Other income for the first three quarters of 2003 also included a gain of NOK 326 million from the sale of the Company’s interest in the Sundsfjord power plant in exchange for shares in the acquiring power company.

The contribution to the Return on average Capital Employed (RoaCE)1) from continuing operations was 9.5 percent for the first

1)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included on page 28 of this report.

Norsk Hydro • Third quarter 2004

nine months of 2004. The calculation is based on actual earnings and capital employed for the period and has not been annualized.

On 11 May 2004, the Annual General Meeting authorized Hydro’s Board of Directors to repurchase up to 2,808,810 shares over the following 18 months for the purpose of subsequent cancellation. The Company started buying back shares under this program on 8 June 2004, and completed the buy back program on 29 September. The 2,808,810 shares were bought at an average price of NOK 440.95. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the State’s shares may also be cancelled. If it is decided to cancel the shares, the State will be compensated by an amount equal to the price paid by Hydro in the market, plus interest of NIBOR plus one percent, for the period between the share purchases and the payment for cancelled shares. A total of five million shares may be cancelled, which is equivalent to two percent of the outstanding shares. A final decision on canceling any of the shares repurchased must be approved by a minimum of two thirds of the shares represented at a General Meeting of Shareholders.

HYDRO OIL & ENERGY

OPERATING INCOME (LOSS)

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	7,559	4,579	21,247	13,168	18,500
Energy and Oil Marketing	272	739	1,578	2,001	2,668
Eliminations	(310)	4	(302)	(20)	(25)

Total	7,521	5,322	22,523	15,149	21,143

ADJUSTED EBITDA

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	9,760	6,814	28,343	19,812	27,624
Energy and Oil Marketing	477	927	2,153	2,895	4,226
Eliminations	(309)	4	(301)	(20)	(24)

Total	9,928	7,745	30,195	22,687	31,826

	Third quarter		01.01–30.09		Year
	2004	2003	2004	2003	2003

Oil and gas production (thousands boe/d)	514	489	566	508	530
Oil price (USD/bbl)	41.70	28.20	35.80	28.60	28.70
Oil price (NOK/bbl)	286.20	206.60	246.40	203.60	202.90
Average exchange rate USD/NOK	6.87	7.32	6.88	7.13	7.07
Gas price (NOK/Sm3)	1.07	1.01	1.05	1.01	1.03
Exploration expense (NOK million)	298	303	746	1,109	1,577

Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil & Energy in the third quarter was NOK 7,521 million, an increase of 41 percent compared to the same period last year. Operating income for the first nine months of 2004 was NOK 22,523 million compared to NOK 15,149 million in the same period of 2003.

The average realized crude oil price was USD 41.7 per barrel in the third quarter, 48 percent higher than in the comparable period of the previous year. Measured in Norwegian kroner, the oil price was 39 percent higher than in the third quarter of 2003. Price developments during the quarter reflected increasing worldwide demand for crude oil, and uncertainties in the supply situation, with crude oil production running close to full capacity. The oil price during the first nine months of 2004 was about 21 percent above the corresponding period of 2003, measured in Norwegian kroner.

Norsk Hydro • Third quarter 2004

The average realized gas price in the third quarter was 6 percent higher than in the same period of 2003, amounting to NOK 1.07 per Sm3.

Prices in the Nordic market for electric power remained fairly stable throughout the third quarter of 2004, but spot as well as forward prices fell at the end of the quarter following increases in reservoir water levels. The spot price averaged NOK 251 per MWh, compared with NOK 255 per MWh in the same period last year. Reservoir water levels in the Nordpool area of Norway and Sweden were around 7 percent below normal level at the end of the third quarter, but higher than at the end of the third quarter in 2003.

As part of its downstream activities, Hydro Energy has entered into purchase contracts for natural gas with Exploration and Production for resale to external customers. Both the internal purchase and the external supply contracts are recognized at market value by Hydro Energy. As a result, Hydro Energy recognizes unrealized gains and losses on the contracts with fluctuations in the forward prices of gas. Exploration and Production regard the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. The elimination of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a negative effect on the operating income of NOK 300 million for “Elimination” within Oil and Energy as a result of increased forward prices in the relevant markets.

Adjusted EBITDA for Oil & Energy in the third quarter amounted to NOK 9,928 million, an increase of 28 percent from the same period last year.

Factors affecting developments in the coming months: Oil prices are expected to remain high in the fourth quarter of 2004. Global crude oil production is running close to full capacity, and demand is expected to remain high as a result of continued global economic growth. Prices on long-term gas contracts are expected to increase slightly for the remainder of the year.

A weak result from downstream gas activities is expected in fourth quarter.

The Company increased its production target from 560,000 to 575,000 boe per day for 2004. However, the uncertainties related to production regularity, gas off take as well as the ongoing strike could impact average production actually achieved for the year as a whole.

The strike initiated on 2 July 2004 by the Federation of Oil Workers Trade Unions relating to the floating rigs on the Norwegian Continental Shelf (NCS) continued into the third quarter. The negative effects of the strike on production volumes was relatively small during the quarter. However, a prolonged strike will lead to increasing production losses in fourth quarter of 2004 and in 2005.

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production was NOK 7,559 million in the third quarter, 65 percent higher than in the third quarter of 2003.

Hydro’s production of oil and gas averaged 514,000 boe per day during the quarter, an increase of 25,000 boe per day compared with the third quarter of the previous year. Oil production (including NGL and condensate) for the third quarter amounted to 391,000 boe per day, an increase of 18,000 boe per day compared to the same period in 2003. The increase resulted primarily from new fields that came on stream on the NCS during the second half of 2003, including the Grane, Fram Vest and Mikkel fields. Compared to the second quarter of 2004, oil production declined by 31,000 boe per day. The reduction included the effects of maintenance shutdowns resulting in a production loss of approximately 44,000 boe per day for the quarter. Production losses were higher than expected, mainly due to more comprehensive maintenance shutdowns and technical restart problems on some fields. Gas production for the third quarter was 7,000 boe higher than in the third quarter 2003.

Hydro’s average realized crude oil price was USD 41.7 per barrel in the third quarter, slightly above the average Brent price of USD 41.5 per barrel. Positive price differentials obtained on certain crude oil qualities this quarter and gains on crude oil inventory positions have more than offset negative price differentials on oil from the Grane field.

Operating income for the first nine months of 2004 was 61 percent higher than in the corresponding period of the prior year, reflecting increased oil and gas production and higher prices.

Production costs1) averaged NOK 20.0 per boe produced for the first nine months of 2004 compared to NOK 20.7 for 2003 as a whole. Production cost per boe increased compared with second quarter due to lower production, higher maintenance costs, and increased purchase of gas for injection into the Grane field.

Exploration costs of NOK 298 million were charged to the results for the quarter, compared with NOK 303 million in the third quarter of 2003. For the first nine months of 2004, exploration costs amounted to NOK 746 million compared to NOK 1,109 million in the corresponding period of 2003. A successful exploration well was drilled on block 186 in Libya during the quarter, while costs

1)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

Norsk Hydro • Third quarter 2004

relating to a dry well on the same block were expensed in the quarter. The Acasia 2 well on block 17 in Angola was completed in the quarter resulting in a commercial discovery. A well drilled in Canada (Crimson) resulted in a non-commercial discovery and was expensed during the quarter. During the third quarter, Hydro submitted an application to the Norwegian Government for new licenses in predefined areas on the NCS. The licenses which relate to mature areas close to existing or planned infrastructure in the North Sea are expected to be awarded at the end of 2004. Total exploration activity during the quarter was lower than in the corresponding period of 2003. A higher exploration activity level is planned for the fourth quarter.

Projects under development: The Ormen Lange project is proceeding according to plan. Most of the contracts relating to the development have been awarded. The Kvitebjørn field in the Tampen Area of the North Sea commenced production at the end of September. Sonangol, the Angolan state-owned oil company, authorized the start of development of the Rosa field in Angola. The field will be developed as a satellite to the Girassol field. Hydro has a 10 percent working interest in the field.

Business Development: During the quarter Hydro entered into an agreement with Vanco Madagascar Ltd. to purchase a 30 percent interest in the Majunga block off the northwest coast of Madagascar. The purchase positions Hydro for future opportunities in this relatively unexplored area. The final settlement of the sale of the Company’s 10 percent interest in the Snøhvit field and the purchase of two percent in the Kristin field is expected to be completed during the fourth quarter of 2004.

Adjusted EBITDA for Exploration and Production in the third quarter was NOK 9,760 million, an increase of 43 percent compared to the same period in 2003.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing was NOK 272 million in the third quarter of 2004, a decrease of 63 percent compared with the same period last year.

Operating income from Power activities decreased by NOK 141 million in the third quarter of 2004 compared with the same period in 2003, mainly due to reduced power production. Power production in the third quarter of 2004 was 1.5 TWh, 25 percent lower than the same period in 2003. Hydro’s reservoir levels at the end of the third quarter were around the same level as at the end of third quarter 2003 but somewhat lower than average levels for the benchmark period from 1983 to 2003.

Operating income from Gas activities was NOK 236 million lower in the third quarter of 2004 than in the same period last year. Arbitrage opportunities in downstream gas that contributed positive results in 2003, were absent for the first nine months of 2004. During the third quarter of 2004, energy markets on the European continent have been highly volatile with unparalleled price developments across products and regional markets. As a result of unfavorable positions in these markets the results for downstream gas activities were negative in the third quarter. Results relating to Gas Infrastructure were lower than last year, mainly due to planned maintenance at the Kårstø terminal in third quarter compared to the same period last year.

Operating income from Oil trading activities decreased by NOK 45 million in the third quarter of 2004, compared with the same period last year. The reduction reflected the discontinued refining operations following the sale of the Company’s interest in Skandinaviska Raffinaderi AB (Scanraff) in 2003.

Operating income for Oil Marketing was NOK 23 million higher in the third quarter of 2004 compared with the same period last year. The result for the third quarter of 2004 included an inventory gain of NOK 46 million compared to an inventory gain of NOK 31 million in the same period in 2003. Margins in the Swedish market improved slightly in the third quarter.

Operating income for Energy and Oil Marketing for the first nine months of 2004 amounted to NOK 1,578 million compared to NOK 2,001 million for the first nine months of 2003. Results for Gas activities were weak in the period while operating income for Power activities was slightly lower compared to the corresponding period of the prior year. Power production for the first nine months was 5.8 TWh, an increase of approximately 0.3 TWh compared to the same period last year.

Projects under development: The new Tyin hydropower plant in Sogn in Norway achieved commercial production as of the first of October, according to plan and below original cost estimates. The new power plant has a capacity of 360 MW and an annual normal production capacity of approximately 1.4 TWh representing an increase of 15 percent compared to the earlier production capacity at the site.

Naturkraft AS has decided to proceed with a development plan for a gas-fired power plant at Kårstø, located on the west coast of Norway. A final investment decision is scheduled for summer 2005. The plant is planned to commence production in 2007 and have an annual production capacity of approximately 3 TWh. The total investment for the project is estimated to be somewhat more than NOK 2 billion. Hydro owns 50 percent of Naturkraft AS.

Adjusted EBITDA for Energy and Oil Marketing was NOK 477 million in the third quarter of 2004, a decrease of 49 percent compared with the same period of 2003. The results from Hydro Texaco were negatively impacted by intense gasoline price competition in Denmark.

Norsk Hydro • Third quarter 2004

HYDRO ALUMINIUM

OPERATING INCOME (LOSS)

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Metals	1,003	571	2,847	1,685	2,293
Rolled Products	167	18	593	71	132
Extrusion and Automotive	6	(4)	333	38	98
Other and eliminations1)	(318)	(55)	(17)	(47)	(67)

Total	858	530	3,756	1,747	2,456

ADJUSTED EBITDA

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Metals	1,666	991	4,549	3,162	4,298
Rolled Products	353	184	1,144	567	835
Extrusion and Automotive	395	377	1,463	1,006	1,432
Other and eliminations1)	(318)	(54)	(17)	(46)	(67)

Total	2,096	1,498	7,139	4,689	6,498

	Third quarter		01.01–30.09		Year
	2004	2003	2004	2003	2003

Realized aluminium price LME (USD/tonne)	1,677	1,445	1,621	1,424	1,440
USD/NOK, realized2)	7.04	7.33	7.09	7.30	7.25
Primary production (Kmt)3)	441	381	1,274	1,084	1,473

1)	Includes unrealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.
3)	Volumes for 2004 includes production in the Variable Interest Entity Slovalco. See further information on page 26.

The Aluminium business area consists of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, Extrusion and Automotive (including the North America unit).

Aluminium’s operating income in the third quarter of 2004 was NOK 858 million compared to NOK 530 million in the third quarter of last year. The increase primarily resulted from increased volumes and prices but also the effects of improvement programs. Increased volumes contributed approximately NOK 546 million in the quarter compared to the third quarter of last year. Volumes increased due to increased demand, new capacity and the consolidation of Slovalco with effect from 1 January 2004 (see description below). The average market price for aluminium increased from USD 1,420 per tonne in the third quarter last year to USD 1,716 per tonne for the current quarter. The average NOK/USD exchange rate declined from 7.33 in the third quarter last year to 6.86 in this quarter.

Unrealized losses from London Metal Exchange (LME) contracts were NOK 286 million in the quarter compared to a loss of NOK 49 million in the same quarter of last year. Hydro sells forward its daily metal production to secure an average LME price on the production, and repurchases these forward short positions as customers decide to price metal for future delivery. The sharp increase in the aluminium price towards the end of the third quarter resulted in a substantial decline in customer pricing of future metal deliveries compared to prior periods. As a result of the decline in pricing of deliveries, Hydro’s LME exposure turned into a short position of approximately 220,000 tonnes at the end of the third quarter. Mark-to market adjustments relating to these contracts resulted in the unrealized loss for the quarter.

Western World shipments of primary metal increased by an estimated eight percent in the third quarter compared to the same period last year. Related production increased an estimated two percent. Global shipments and production growth rates were

Norsk Hydro • Third quarter 2004

approximately nine percent and four percent respectively. Both production and consumption in China increased by about 17 percent during the first eight months of 2004 compared with the same period last year. Net exports of primary aluminium from China were estimated at 200,000 tonnes for the same period. However, including scrap, semi-finished and other aluminium products, China imported about 300,000 tonnes of aluminium on a net basis.

Reported inventories, including producers’ inventories (reported by the International Aluminium Institute) and LME inventories, declined by about 20 percent, or approximately 700,000 tonnes, during the first three quarters of the year. However, about half of the decline is believed to be offset by an increase in unreported inventories within the new European Union member states (countries acceding 1 May 2004) during the spring, and in China during the summer.

Hydro’s production of primary metal increased from 381,000 tonnes in the third quarter of 2003 to 441,000 in the corresponding period of 2004. The increase includes 31,000 tonnes resulting from the consolidation of Slovalco with effect from 1 January 2004 (see discussion on “Change in Accounting Principles – Consolidation of Variable Interest Entities in this report). Production at Hydro’s other smelters increased by 29,000 tonnes.

The rolled products market in Western Europe showed further volume growth in the third quarter of the current year compared to the same period last year, but is still challenging. According to CRU International (CRU), shipments increased about 5 percent in the quarter. For the first three quarters of the year shipments increased an estimated two percent. The market for standard rolled products such as general engineering and building products improved slightly, but remained weak, while the markets for more specialized products such as packaging, lithographic sheet and heat exchangers were firm. Hydro’s shipments in Western Europe increased one percent in the third quarter of the current year compared to the third quarter last year. Germany and France delivered the strongest performance. Shipments increased about three percent for the first three quarters of 2004 compared to the same period of the previous year. Margins for standard rolled products remained weak while margins on more specialized products are somewhat better. Approximately 80 percent of Hydro’s sales are within Europe.

According to CRU, the US market has shown consistent growth throughout the first three quarters of the year, increasing around seven percent compared to the same period in 2003.

The market for general extrusions in Europe improved gradually. According to CRU, general extrusion shipments increased by about two percent in third quarter compared to last year. Hydro’s shipments of general extrusions were higher than market average in the quarter, with strong volume growth in the major markets of France, Italy, Spain and Germany. However, extrusion margins continued to be under downward pressure.

According to CRU, apparent consumption in the US market increased approximately eight percent in the third quarter and about 12 percent for the first three quarters compared to the corresponding periods last year. Hydro’s US shipments have also increased significantly.

Available statistics for global light vehicle sales show a slight decline in the third quarter of 2004 compared to the same period last year. Light vehicle sales declined in the US and in Western Europe while Chinese growth rates were lower. Asian producers continued to take market share, particularly in the US while Hydro’s US market position is strong in passenger cars of domestic brands. Activity levels for Hydro’s automotive business were somewhat higher in the third quarter compared to the same quarter last year.

Operating income for the first three quarters was NOK 3,756 million compared to NOK 1,747 million for the first three quarters of last year. The improvement for the nine month period was largely influenced by the same factors, such as increased volumes and metal prices, impacting the results for the quarter.

Adjusted EBITDA for the third quarter of 2004 was NOK 2,096 million compared to NOK 1,498 million in the same period last year. Results from non-consolidated investees were NOK 184 million compared to NOK 32 million last year. The improvement included the effects of unrealized currency gains related to the Company’s investment in the Alunorte alumina refinery in Brazil of NOK 66 million in third quarter 2004, compared to unrealized currency losses of NOK 18 million in the third quarter of 2003.

Factors affecting developments in the coming months: At the beginning of October aluminium (three month LME) was trading between USD 1,700 and USD 1,900 per tonne in a very volatile market, supported by declining LME stocks, continuing short-term supply disruptions and renewed interest from investment funds. Industrial production is expected to increase in the Western World by more than four percent in the current year. Approximately the same growth level is foreseen in 2005. Aluminium shipments normally follow developments in industrial production over time, with deviations during years with significant inventory changes within the downstream manufacturing sector of the industry. As customer inventories are replaced during the current business cycle, growth in shipments is expected to level off. However, any decline in growth is not expected to be significant until 2005.

European volume growth in the rolled products market is expected to continue on a limited basis, but margins are expected to remain under pressure. Results in the rolled products sub-segment are also expected to suffer negative seasonal effects in the fourth quarter of 2004. The growth in extrusion shipments is expected to slow down.

Indicators for the US rolled products and extrusion markets are positive for the remainder of the year, however with downward

Norsk Hydro • Third quarter 2004

seasonal effects. A slight growth in activity level is expected within Hydro’s automotive sector compared to the previous year.

The fourth quarter result is expected to be impacted by a loss on the Sunndal hedge (see discussion in “Metals” below) because LME future contracts are spread evenly over the quarters while the amounts of US dollar forward contracts are low in the fourth quarter.

Improvement programs:

As reported earlier, Hydro’s Corporate Assembly approved a cost improvement program for the Company’s Norwegian smelter system on 13 May 2004. The project (Aluimprover) is targeted to reduce annual costs by NOK 350-400 million, equivalent to approximately 800 man-years. All cost reduction initiatives related to the project are expected to be concluded by the end of the first quarter of 2005. The Company is in process of planning the first phase of the manning reductions and the project is proceeding according to plan.

Total implementation costs of the project are estimated at approximately NOK 800 million. NOK 19 million of the total amount was charged to results in third quarter. Approximately half of the total amount is expected to be charged in the fourth quarter 2004 with the remainder charged in the beginning of 2005.

The close down of Hydro Aluminium Motorcast Ltd., the Company’s automotive plant in Leeds, is progressing according to plan. An amount of NOK 73 million was charged in third quarter 2004 relating to the closure. Estimated remaining charges of around NOK 150 million are expected to be split between the fourth quarter of the current year and the first quarter of 2005.

METALS

Hydro’s realized aluminium price strengthened to USD 1,677 per tonne in the third quarter of 2004 compared to USD 1,445 per tonne for the same quarter of 2003. The realized NOK/USD exchange rate declined by four percent to NOK 7.04 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately 12 percent. The realized price and exchange rates include the effect of the Sunndal hedges.

Operating income for the third quarter was NOK 1,003 million (NOK 571 million). The increase was mainly due to higher aluminium prices and higher volumes. The increased volumes reflected new capacity, higher capacity utilization and new commercial supply contracts.

The consolidation of Slovalco contributed NOK 88 million to operating income for the third quarter of 2004.

Excluding hedges, improved margins contributed approximately NOK 280 million for the third quarter of 2004 compared with the same period of 2003. Higher aluminium prices and product premiums measured in USD were partly offset by the impact of lower USD/NOK exchange rates and higher raw material and energy costs.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by NOK 71 million in the quarter (NOK 163 million). The third quarter included a realized loss of NOK 35 million on related LME future contracts and a gain on US dollar forward contracts of NOK 106 million. LME future contracts are spread evenly over the quarters while the amounts relating to US dollar forward contracts are low in the fourth quarter of 2004.

The results for Sourcing and Trading contributed NOK 177 million to operating income in the third quarter of 2004 (NOK 233 million). Results for Sourcing and Trading exclude the effects of mark to market adjustments on LME contracts entered into by the unit. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the unit results when realized. Unrealized losses on LME contracts relating to Sourcing and Trading were higher in the third quarter of 2004 than in the same period of the previous year. In addition, positive currency effects included in the operating income of Sourcing and Trading were offset by losses on currency contracts which are included in financial items. The net effect of the unrealized losses on LME contracts and the losses on currency contracts excluded from the operating income of Sourcing and Trading was around NOK 100 million in the third quarter of 2004 and around NOK 200 million in the third quarter of 2003.

Volumes for the quarter relating to Hydro’s primary smelter production increased approximately 16 percent compared to the third quarter of 2003. The increase mainly reflected the consolidation of Slovalco and the new capacity resulting from the Sunndal expansion in Norway. Volumes relating to casthouse products also increased as a result of improved capacity utilization and new supply contracts in addition to the new capacity. In total, increased shipments improved operating results by approximately NOK 265 million for the quarter compared with the third quarter of 2003 excluding the effect of the consolidation of Slovalco.

Fixed costs increased only marginally in spite of increased capacity, mainly due to lower fixed costs in parts of the business and slightly lower relining costs.

Operating income for the first three quarters in 2004 was NOK 2,847 million compared to NOK 1,685 million for the same period in 2003. The improvement reflected the increase in realized aluminium prices, measured both in US dollar and Norwegian kroner, together with the increased production capacity.

The consolidation of Slovalco contributed NOK 283 million to operating income for the first three quarters of 2004.

Norsk Hydro • Third quarter 2004

Adjusted EBITDA for Metals in the third quarter of 2004 was NOK 1,666 million (NOK 991 million). Adjusted EBITDA includes the currency effects relating to Alunorte discussed earlier.

Extreme weather conditions (hurricane “Ivan”) resulted in the shutdown of the Alpart alumina plant in Jamaica on 9 September. Alpart is a non-consolidated investee in which Hydro has a 35 percent ownership interest. The refinery was restarted 19 September and production has gradually increased and full capacity is expected to be reached during October. Approximately 80,000 tonnes of production was lost due to the shutdown. The Company estimates the production loss and additional costs have had a negative impact on Hydro’s adjusted EBITDA of around NOK 25 million in the third quarter.

Hydro’s expansion projects are progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, is nearing completion. The final cell started production in early August, which was ahead of schedule.

ROLLED PRODUCTS

Operating income for Rolled Products for the third quarter amounted to NOK 167 million, an increase of NOK 149 million compared to the same period last year. The main reasons for the improvement included increased volumes and inventory gains of NOK 11 million in the current quarter compared to losses of NOK 62 million in the same period last year.

Margins measured in Euro continued to deteriorate. Margins measured in Norwegian kroner also declined but to a lesser extent due to the stronger EUR/NOK exchange rate.

Sales volume increased by approximately 4 percent compared to the third quarter of 2003 improving operating income by NOK 50 million compared to the same period last year.

Fixed costs measured in NOK declined by NOK 78 million partly as a result of the fixed cost improvement programs. In addition, fixed costs in the third quarter of 2003 included an accrual of NOK 31 million relating to a duty claim.

Operating income for Rolled Products for the first nine months of 2004 amounted to NOK 593 million compared to NOK 71 million for the same period of last year. The increase resulted mainly from increased volumes and inventory effects. Inventory losses for the first three quarters of 2003 amounted to NOK 152 million compared to an inventory gains of NOK 148 million for the first three quarters of 2004.

Adjusted EBITDA for Rolled Products in the third quarter of 2004 amounted to NOK 353 million compared to NOK 184 million in the third quarter 2003.

EXTRUSION AND AUTOMOTIVE

Operating income for Extrusion and Automotive for the third quarter was NOK 6 million compared with a loss of NOK 4 million in the same period last year. Operating income for the Automotive sector and the North America sector was negative, while the Extrusion sector had operating income of around NOK 200 million. Costs related to the closure of the casting plant in Leeds amounted to NOK 73 million in the current quarter. In addition there was a write down of assets amounting to NOK 43 million. Both of these items related to the Automotive sector. Results for the third quarter of last year included a write down of assets of NOK 63 million. Extreme weather associated with the hurricane season affected two plants in the US having an estimated negative impact on operating income of around NOK 20 million in the third quarter.

Margins in local currencies declined or remained unchanged during the quarter with downward pressure on margins for the major products. Positive currency effects from the stronger EUR/NOK exchange rate partly offset the negative developments.

Total volumes increased due to positive market developments in all main markets. The volume increase in general extrusions in particular was significant.

Fixed costs increased compared to same quarter last year primarily due to increased activity.

Operating income for the first three quarters was NOK 333 million (NOK 38 million). The improvement mainly reflected volume growth and increased margins measured in Norwegian kroner which offset margin declines measured in local currency. Operating income for the corresponding period last year was also influenced by a loss provision on a loan to Goldendale Aluminium Inc., a US producer of primary aluminium, of NOK 140 million.

Adjusted EBITDA for Extrusion and Automotive for third quarter was NOK 395 million (NOK 377 million).

Norsk Hydro • Third quarter 2004

OTHER ACTIVITIES

OPERATING INCOME (LOSS)

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Polymers	117	(73)	181	(36)	(8)
Other	146	(240)	222	(376)	(396)

Total	263	(313)	403	(412)	(404)

ADJUSTED EBITDA

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Polymers	244	28	542	253	401
Other	251	231	657	534	712

Total	495	259	1,199	787	1,113

Other activities consists of BioMar Holding A/S (formerly Treka AS), Hydro Business Partner, the casualty insurance company Industriforsikring, Polymers (formerly Petrochemicals), Pronova and VAW Flexible Packaging (sold in 2003).

POLYMERS

Operating income for Polymers was NOK 117 million in the third quarter of 2004, an increase of NOK 190 million compared with the corresponding period of the previous year. The improvement was mainly due to higher S-PVC prices and volumes, partly offset by higher raw material costs. The results in the third quarter were negatively impacted by a planned maintenance shutdown at the company’s Rafnes site in Norway. Operating income in the quarter also included an insurance refund of NOK 42 million relating to an explosion at the Stenungsund site in Sweden in the prior year. Adjusted EBITDA was NOK 244 million, an increase of NOK 216 million. Results from non-consolidated investees were approximately NOK 14 million higher compared to the same period of 2003, mainly due to improved results from the Qatar Vinyl Company.

In the first three quarters of 2004 operating income increased by NOK 217 million while adjusted EBITDA increased by NOK 289 million compared with the same period in the previous year. The improvement was mainly due to the same factors influencing the results for the quarter. Results from non-consolidated investees were approximately NOK 48 million higher compared to the same period of 2003. The improvement was mainly due to higher product prices in Asia, which is the main market for Qatar Vinyl Company.

CORPORATE ACTIVITIES AND ELIMINATIONS

Corporate activities and eliminations incurred an operating loss of NOK 595 million in the third quarter of 2004, compared to an operating loss of NOK 251 million in the same period of the previous year. The first three quarters included an operating loss of NOK 1,069 million compared to an operating loss of NOK 1,225 million in the first three quarters of 2003. The change in results primarily reflected the effects of the elimination of unrealized gains on power purchase contracts.

Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these contracts are recognized at market value by Hydro Energy. Increases in the forward prices for electricity result in an increased market value of these internal sales contracts and to unrealized losses for Hydro Energy. Declines in forward prices have the opposite effect. For other Hydro units, the related internal purchase contracts are regarded as normal purchase agreements and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in a negative effect on the operating income for Corporate activities and eliminations of NOK 278 million in the third quarter of 2004, mainly as a result of lower forward prices. The elimination in the third quarter of 2003 resulted in a positive effect on the operating income for Corporate activities and eliminations of NOK 12 million. For the first three quarters of 2004, elimination of unrealized effects on internal power contracts resulted in a positive effect of NOK 74 million, compared to a charge of NOK 129 million for the first three quarters of 2003. The power purchase contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting the results in future periods. This will depend on trends in forward prices for electricity and changes in the contract portfolio.

Norsk Hydro • Third quarter 2004

FINANCE

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Interest income	189	220	574	764	1,005
Dividends received / net gain (loss) on securities	38	40	177	218	285

Interest income and other financial income	227	260	751	982	1,290

Interest expense	(538)	(616)	(1,703)	(1,999)	(2,782)
Capitalized interest	222	207	520	569	715
Net foreign exchange gain (loss)	424	475	(256)	324	1,035
Other	(28)	(31)	(76)	(80)	(104)

Interest expense and foreign exchange gain/(loss)	80	35	(1,515)	(1,186)	(1,136)

Net financial income (expense)	307	295	(764)	(204)	154

Net financial income for the third quarter were NOK 307 million including foreign currency gains of NOK 424 million. During the quarter, the US dollar weakened around 2 percent against the Norwegian krone and Euro, and between 4-6 percent against the Canadian and Australian dollars, resulting in currency gains on the Company’s US dollar denominated debt and currency contracts. Lower net interest-bearing debt contributed to a reduction in net interest expenses, but interest earnings were also affected by lower interest rates earned on deposits. Interest income in the third quarter of 2003 included NOK 40 million related to a favorable tax ruling.

Net financial expenses for the first nine months of 2004 were NOK 764 million, including foreign currency losses of NOK 256 million. The currency losses mainly reflected the strengthening of US dollar against Norwegian krone, Euro and Australian dollars during first half of 2004. Net interest expenses were affected by lower net interest-bearing debt and lower interest rate on deposits. Interest income related to tax rulings was NOK 180 million in 2003, while only minor interest on tax rulings was earned in 2004.

Net interest-bearing debt declined by NOK 6 billion during the third quarter of 2004 mainly as a result of strong cash generation from operations. At the end of the quarter, cash and liquid assets were NOK 1.3 billion higher than the total interest-bearing debt. During the quarter the Company repurchased shares for NOK 1 billion. Taxes of NOK 11.1 billion were paid on 1 October, compared to a tax payment of NOK 7.2 billion on 1 October 2003.

Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.12 at the end of the third quarter of 2004, compared to 0.20 at the end of the second quarter.

TAX

The provision for current and deferred taxes for the first three quarters of 2004 amounted to NOK 17,474 million, approximately 69 percent of income from continuing operations before tax. The amount consists mainly of current taxes. The equivalent amounts for the first three quarters of 2003 were NOK 8,559 million and 62 percent.

The tax rate for the first three quarters of 2003 was heavily influenced by the effect of amended regulations relating to the tax treatment of expenses incurred in removing oil and gas installations from the Norwegian Continental shelf. As a result, “Income from continuing operations before tax for the period” included a negative non-recurring amount of NOK 2,207 million, offset by a positive non-recurring amount of NOK 2,380 million included in tax expense. Excluding the effect of the change in regulations, the tax rate was 68 percent of the pre-tax result for the period.

The high tax percent in both 2004 and 2003 results from oil and gas activities in Norway which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

DISCONTINUED OPERATIONS

Income from discontinued operations amounted to NOK 1,083 million for the first three quarters of 2004, all relating to the first quarter of the year. Income from discontinued operations for 2003 amounted to NOK 392 million in third quarter and NOK 1,538 million in the first three quarters of the year. The amounts relate to activities transferred to Yara International ASA in the demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in “Income from discontinued operations”. The amounts include Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amounts also include Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from Income from discontinued operations. Previous periods have been adjusted in order to present the results on a comparable basis. Further information relating to the discontinued operations and further specification of related amounts can be found on page 24 of this report.

Oslo, 18 October 2004
Board of Directors

Norsk Hydro • Third quarter 2004

LIQUIDITY AND CAPITAL RESOURCES

Hydro’s cash holdings (cash and cash equivalents) as of September 30, 2004 were NOK 30,246 million, an increase of NOK 15,373 million, compared to its cash position as of December 31, 2003.

Net cash provided by operating activities was NOK 24,374 million for the nine months ended September 30, 2004 compared to NOK 22,220 million in the corresponding period of the prior year, reflecting higher earnings from oil and gas operations and from the aluminium business area.

Net cash used in investing activities in the first three quarters of 2004 amounted to NOK 10,178 million compared to NOK 5,056 million for the same period of the prior year. Lower proceeds from the sale of short and long-term investments resulted in higher net cash used in investing activities.

Net cash used in financing activities was NOK 8,393 million in the first nine months of 2004 compared to net cash used in financing activities of NOK 7,879 million for the corresponding period of the prior year. Cash payments for repurchase of ordinary shares and dividends were higher by NOK 1,129 million and NOK 100 million respectively in 2004. The impact of substantially higher cash payments for repurchase of ordinary shares and dividends was partially offset by lower loan repayments in 2004 resulting in an overall increase in net cash used in financing activities by NOK 514 million for the nine months ended September 30, 2004 compared to the corresponding period of the prior year.

Net cash provided by discontinued operations was NOK 9,574 million in the first nine months of 2004. This includes cash flows from activities transferred to Yara International ASA. See the section “Discontinued Operations” on page 24 for further analysis of this item.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company’s Form 20-F for the year ended December 31, 2003 (the 2003 20-F).

During the first nine months of 2004, the Company’s positions in certain aluminium, energy, and other financial instruments, and their related market prices, have changed in such a manner that the Company’s exposure to commodity price and interest rate risk has increased and decreased, respectively.

The increase in commodity price risk was due to an increase in Hydro’s oil, gas and aluminium positions compared to year-end 2003. The effect of the larger positions combined with increased volatility in commodity prices resulted in an overall increase in the hypothetical loss in the fair value of Hydro’s commodity instruments.

The decrease in interest rate risk was due to Hydro’s financial instruments. An increase in cash positions and the reduction of long-term debt have reduced the negative fair value of financial instruments compared to year-end 2003. This resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s financial instruments.

These factors have led to an increase and decrease in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the 2003 20-F. As discussed in the 2003 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the first nine months of 2004 have not materially affected the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the 2003 20-F.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

FSP FAS 142-2, Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities: FASB issued FSP FAS 142-2 on September 2, 2004 addressing whether the scope exception within the SFAS 142 for the accounting as prescribed in SFAS 19 extends to the balance sheet classification and disclosures for drilling and mineral rights of oil- and gas-producing entities. The FSP concluded that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for such assets. The FSP confirms Hydro’s current practice, and does not imply any changes to Hydro’s classification or disclosures.

Emerging Issues Task Force (EITF) issues:

Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments; At the March 2004 meeting, the Task Force reached a consensus on EITF 03-1 addressing the meaning of other-than-temporary impairment and the application of the 3-step impairment model for debt and equity investment accounted for under the cost method. An impairment charge is recognized in earnings in the period in which an other-than-temporary impairment has occurred for the difference

Norsk Hydro • Third quarter 2004

between the adjusted cost basis of the investment and its fair value at the balance-sheet date. The provisions of EITF 03-1 are effective for reporting periods beginning after June 15, 2004 except for paragraphs 10 through 20 of EITF 03-01 for which effective date has been deferred. The adoption of this consensus has not had a significant impact on Hydro’s results of operations and its financial position.

Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock; At the July 2004 meeting, the Task Force reached a consensus on EITF 02-14 that an investor should apply the equity method of accounting to investments in “in-substance common stock” of a corporation if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. This consensus is effective in reporting periods beginning after September 15, 2004 and the effect of adopting the consensus should be reported as the cumulative effect of a change in accounting principle. Hydro is currently assessing the impact of EITF 02-14 and does not anticipate that the adoption of this consensus will have any significant impact, if any, on its future results of operations and its financial position.

FORWARD LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, and aluminium, supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2003, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

Norsk Hydro • Third quarter 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of September 30, 2004 and 2003, and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2004 and 2003, and of cash flows for the nine-month periods ended September 30, 2004 and 2003. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of December 31, 2003, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated March 2, 2004, except for Notes 1 and 2 for which the date is June 30, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of December 31, 2003, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.

Deloitte Statsautoriserte Revisorer AS

Oslo, Norway
October 15, 2004

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Third quarter			01.01–30.09			Year
	2004	2004	2003	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	38,528	4,616	32,439	116,376	13,943	99,556	133,761
Depreciation, depletion and amortization	3,500	419	3,626	10,788	1,292	10,242	13,947
Other operating costs	26,981	3,233	23,525	79,975	9,582	74,055	98,189

Operating income	8,047	964	5,288	25,613	3,069	15,259	21,625
Equity in net income of non-consolidated investees	287	34	54	539	65	487	620
Financial income (expense), net	307	37	295	(764)	(92)	(204)	154
Other income (loss), net	—	—	139	110	13	(1,742)	(1,253)

Income from continuing operations before tax and minority interest	8,641	1,035	5,776	25,498	3,055	13,800	21,146
Income tax expense	(6,083)	(729)	(3,848)	(17,474)	(2,094)	(8,559)	(12,922)
Minority interest	(78)	(9)	77	(185)	(22)	143	151

Income from continuing operations before cumulative effect of change in accounting principle	2,480	297	2,005	7,839	939	5,384	8,375
Income from discontinued operations	—	—	392	1,083	130	1,538	2,312

Income before cumulative effect of change in accounting principle	2,480	297	2,397	8,922	1,069	6,922	10,687
Cumulative effect of change in accounting principle	—	—	—	—	—	281	281

Net income	2,480	297	2,397	8,922	1,069	7,203	10,968

Basic and diluted earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK and Euro)2)	9.80	1.17	7.80	30.80	3.69	20.90	32.50
Basic and diluted earnings per share from discontinued operations (in NOK and Euro)2)	—	—	1.50	4.20	0.50	5.90	9.00
Basic and diluted earnings per share before change in accounting principle (in NOK and Euro)2)	9.80	1.17	9.30	35.00	4.19	26.80	41.50

Basic and diluted earnings per share (in NOK and Euro)2)	9.80	1.17	9.30	35.00	4.19	27.90	42.60

Average number of outstanding shares	254,138,918	254,138,918	257,269,550	255,123,039	255,123,039	257,803,672	257,528,511

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2004, which was 8.3467.
2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

		30 September		31 December
	2004	2004	2003	2003
Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS

Cash and cash equivalents	30,246	3,624	16,165	14,873
Other liquid assets	1,632	196	1,581	1,553
Receivables and other current assets	37,251	4,463	33,023	33,444
Inventories	12,458	1,492	11,760	12,024
Current assets discontinued operations	—	—	13,849	13,789

Total current assets	81,587	9,775	76,378	75,683

Property, plant and equipment, less accumulated depreciation, depletion and amortization	109,848	13,161	107,131	107,779
Other assets	22,922	2,746	25,470	23,390
Non-current assets discontinued operations	—	—	11,244	11,777

Total non-current assets	132,770	15,907	143,845	142,946

Total assets	214,357	25,682	220,223	218,629

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	3,326	398	5,277	5,273
Current portion of long-term debt	549	66	1,164	1,212
Other current liabilities	46,962	5,627	41,383	37,725
Current liabilities discontinued operations	—	—	6,025	6,129

Total current liabilities	50,837	6,091	53,849	50,339

Long-term debt	26,718	3,201	29,248	28,403
Other long-term liabilities	16,962	2,032	15,004	15,287
Deferred tax liabilities	33,248	3,983	34,046	32,796
Long-term liabilities discontinued operations	—	—	2,757	3,064

Total long-term liabilities	76,928	9,216	81,055	79,550

Minority interest	1,792	215	555	564
Minority interest discontinued operations	—	—	114	96

Minority shareholders’ interest in consolidated subsidiaries	1,792	215	669	660

Share capital	4,830	579	5,332	5,332
Other shareholders’ equity	79,970	9,581	79,318	82,748

Shareholders’ equity	84,800	10,160	84,650	88,080

Total liabilities and shareholders’ equity	214,357	25,682	220,223	218,629

Total number of outstanding shares	253,030,420	253,030,420	256,712,000	256,712,000

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2004, which was 8.3467.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended 30 September			Year
	2004	2004	2003	2003
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	8,922	1,069	7,203	10,968

Adjustments:
Depreciation, depletion and amortization	10,788	1,292	10,242	13,947
Other adjustments	4,664	559	4,775	(2,142)

Net cash provided by operating activities	24,374	2,920	22,220	22,773

Investing activities:

Purchases of property, plant and equipment	(11,243)	(1,347)	(10,406)	(14,537)
Purchases of other long-term investments	(554)	(66)	(508)	(684)
Net sales of short-term investments	1	—	1,086	1,136
Proceeds from sales of property, plant and equipment	475	57	510	647
Proceeds from sales of other long-term investments	1,143	137	4,262	6,384

Net cash used in investing activities	(10,178)	(1,219)	(5,056)	(7,054)

Financing activities:

Loan proceeds	101	12	112	264
Principal repayments	(4,028)	(482)	(4,789)	(5,167)
Ordinary shares purchased	(1,684)	(202)	(555)	(555)
Ordinary shares issued	29	3	64	77
Dividends paid	(2,811)	(337)	(2,711)	(2,711)

Net cash used in financing activities	(8,393)	(1,006)	(7,879)	(8,092)

Foreign currency effects on cash flows	(4)	—	551	702

Net cash provided by discontinued operations	9,574	1,147	782	997

Net increase in cash and cash equivalents	15,373	1,842	10,618	9,326

Cash and cash equivalents at beginning of period	14,873	1,782	5,547	5,547

Cash and cash equivalents at end of period	30,246	3,624	16,165	14,873

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2004, which was 8.3467.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2003 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented. Presentation of comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2004 presentation.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the nine months ended September 30, 2004 and 2003, was NOK 8,708 million and NOK 11,983 million, respectively. Substantially lower foreign currency translation gain during the first nine months of 2004, together with higher net income for 2004, resulted in an overall decrease of NOK 3,275 million in total comprehensive income for September 30, 2004 compared to the corresponding period of the prior year.

Total comprehensive income for the year ended December 31, 2003 was NOK 15,413 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and started the clean-up and dismantling work. Dismantling and clean-up work is expected to be finalized in 2004. As part of the closure of the magnesium plant facilities, restructuring costs totaling NOK 921 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. At the same time NOK 40 million related to write-down of inventories due to obsolescence was expensed. Hydro recorded additional restructuring costs of NOK 59 million related to a work-force reduction in 2002. The initial restructuring accrual was reduced by NOK 69 million during 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month periods ended December 31, 2002 and December 31, 2003, and the nine-month period ended September 30, 2004.

Amounts in	Demolition	Workforce	Shutdown costs	Contract
NOK million	Costs	severance	of operations	termination	Total

31 December, 2001	316	130	98	116	660

Additions/(Deductions)1)	—	59	—	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	275	18	—	—	293

Payment	(131)	(18)	—	—	(149)
31 December, 2003	144	—	—	—	144

Payment	(70)	—	—	—	(70)
30 September, 2004	74	—	—	—	74

1)	Charged to the income statement

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

4. RECEIVABLES AND OTHER ASSETS

	30 September		31 December
in NOK million	2004	2003	2003

Accounts receivable	27,418	21,510	21,472
Allowance for doubtful receivables	(882)	(1,105)	(922)
Short term deferred tax assets	1,204	1,839	1,097
Prepaid expenses and other current assets	9,511	10,779	11,797

Receivables and Other Assets	37,251	33,023	33,444

Provision for doubtful accounts charged to the income statement in the third quarter of 2004 amounted to NOK 37 million compared with NOK 199 million in the third quarter of 2003. Provision for doubtful accounts for the first three quarters of 2004 and 2003 was NOK 112 million and NOK 746 million respectively.

5. INVENTORIES

	30 September		31 December
in NOK million	2004	2003	2003

Finished goods	5,596	5,104	5,756
Work in progress	2,352	2,517	2,332
Raw materials	4,510	4,139	3,936

Total Inventories	12,458	11,760	12,024

6. PROPERTY, PLANT AND EQUIPMENT

	30 September		31 December
in NOK million	2004	2003	2003

Property, plant and equipment, original value	215,043	200,689	202,567
Accumulated depreciation	(105,195)	(93,558)	(94,788)

Net Property, plant and equipment	109,848	107,131	107,779

7. OTHER CURRENT LIABILITIES

	30 September		31 December
in NOK million	2004	2003	2003

Accounts payable	14,922	12,776	13,794
Income taxes payable	15,870	13,602	7,996
Payroll and value added taxes	2,896	2,703	3,162
Accrued liabilities	9,595	9,546	10,139
Other liabilities	3,679	2,756	2,634

Other Current Liabilities	46,962	41,383	37,725

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

8. FINANCIAL INCOME AND EXPENSE

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Interest income	189	220	574	764	1,005
Dividends received / net gain (loss) on securities	38	40	177	218	285

Interest income and other financial income	227	260	751	982	1,290

Interest expense	(538)	(616)	(1,703)	(1,999)	(2,782)
Capitalized interest	222	207	520	569	715
Net foreign exchange gain (loss)	424	475	(256)	324	1,035
Other	(28)	(31)	(76)	(80)	(104)

Interest expense and foreign exchange gain/(loss)	80	35	(1,515)	(1,186)	(1,136)

Net financial income (expense)	307	295	(764)	(204)	154

9. CONTINGENCIES

Tax Claim Relating to Kharyaga Field

Total, the operator for the Kharyaga field located in Northwest Russia, has received from the Ministry of Taxes and Revenues of the Russian Federation, a claim for tax and the Russian State’s share of the revenues from oil extracted under the Petroleum Production Sharing Agreement for this field. Hydro’s share of the claim is approximately USD 30 million. The claim stems from the unwillingness of the joint committee for the Kharyaga project to approve audited accounts relating to the field for 2001 and 2002, and the work program and budget for 2002, submitted by Total, as the field operator. The Russian tax authorities have taken the position that all revenues from the project technically represented profit, and thus could not be included in the PSA’s cost recovery category. The joint committee has also been unwilling to approve the work programs and budgets for 2003 and 2004, but no claim has been made related to these periods. Total and Hydro have filed a lawsuit with an international arbitration court in Stockholm to have spending on the development of the Kharyaga field recognized. The case is expected to be heard by the Stockholm Arbitration Court in July 2005.

Zero-Rate Electricity Tax

The EFTA (European Free Trade Association) Surveillance Authority (ESA) recently completed a formal investigation procedure against the Norwegian State to determine if the former zero-rate electricity tax applicable to Norwegian industry was in accordance with State aid rules included in the European Economic Area Agreement (the EEA Agreement). Based on this investigation, ESA issued a decision on June 30, 2004, reflecting its determination that the exemption of certain Norwegian businesses from the electricity tax constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to recover at least a minimum rate of € 0.5 per MWh for the period between February 6 and December 31, 2003 from the recipients of such State aid. In another decision of the same date, ESA determined not to raise any objections to the tax derogations from the new electricity tax, applicable as of July 1, 2004.

The decision to order recovery of electricity tax from the industry has been appealed to the EFTA Court by the Norwegian government, the Federation of the Norwegian Processing Industry (Prosessindustriens landsforening, PIL) and several individual member companies of PIL, including Hydro. The appellants have asserted several bases upon which the ESA decision should be annulled, including that the decision violates Articles 61 and 62 of the EEA Agreement as regards recovery of aid and infringes the principle of legal certainty, and that the ESA failed to follow proper procedure. The appellants have not applied for an interim order to suspend the effect of the decision with regard to the recovery claim and a dialogue has been instigated between the Norwegian Government and ESA in order to clarify how the recovery shall be implemented.

The exact amount the Norwegian government is to recover from Hydro according to ESA’s illegal state aid ruling depends on an interpretation of the decision. This interpretation issue is part of the dispute submitted to the EFTA Court, but is also part of a discussion between the Norwegian Government and ESA as regards how the recovery shall be implemented. Hydro estimates that the amount may be approximately NOK 15 million, plus interest.

Dispute as to Allocation of Pension Liabilities

As of January 1, 2001, the system for the charging or allocation of pension costs by operators of oil and gas fields on the NCS to other companies with interests in such fields was changed. Prior to that date, the costs of funded pensions were charged based upon pension premiums and the costs of unfunded pensions were charged when pensions were paid. With effect from January 1, 2001, pension costs are charged as a percentage of pensionable salary.

In transitioning to the current system, Hydro, as an operator of oil and gas fields on the NCS, recorded pension costs of approximately NOK 796 million in the fourth quarter of 2000, of which NOK 205 million was for Hydro’s own account. The balance of the increased pension obligation was charged for the account of the other companies with interests in the Hydro-operated fields. Most of the other companies did not accept this allocation. After negotiations with these companies, Hydro was able to reach an agreement with certain

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

of them. The companies with which Hydro was not able to reach an agreement have started an arbitration proceeding over this matter.

Hydro has charged the companies which are parties to the arbitration an aggregate amount of approximately NOK 456 million. In the negotiations that preceded the initiation of the arbitration proceeding, these companies agreed to cover a portion of this amount. Their primary basis for not accepting the total charge is their interpretation of guidelines adopted by the Norwegian Oil Industry Association (referred to as the OLF), which have been effective since January 1, 2001. Hydro disagrees with their interpretation of these guidelines. Further, Hydro’s position is that the OLF guidelines cannot alter the accounting provisions in the joint ventures and accounting agreements between and among Hydro and the other companies who are parties to the agreements. Hydro believes that its charging of pension costs to these other companies is in accordance with the no gain/no loss principle in such accounting agreements.

Although no assurance can be provided as to the ultimate outcome of this matter, Hydro’s management does not believe that it will have a material adverse effect on Hydro’s results of operations or financial position.

Other Legal Proceedings

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

10. REPURCHASE OF SHARES

The annual general meeting held in May 2004 approved the Board of Director’s proposal to buy-back up to 2,808,810 of the Company’s shares. The following table shows the total number of shares repurchased, and the average price paid per share for each month starting June 2004, the month the Company began to buy-back its shares.

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that May Yet
	Total Number of	Average Price Paid	Part of Publicly Announced	be Purchased Under
Period	Shares Purchased	per Share in NOK	Plans or Programs	the Plans or Programs

June 2004	653,000	434.45	653,000	2,155,810
July 2004	630,460	432.02	630,460	1,525,350
August 2004	1,055,200	434.41	1,055,200	470,150
September 2004	470,150	476.65	470,150	0

Total	2,808,810	440.95	2,808,810	0

For further details of the buy-back program, refer to page 5 of this report.

CHANGES IN SHAREHOLDERS’ EQUITY

	01.01–30.09		Year
NOK million	2004	2003	2003

Shareholders’ equity at beginning of period	88,080	75,867	75,867
Net income	8,922	7,203	10,968
Dividend declared and paid1)	(2,811)	(2,711)	(2,711)
Foreign currency translation, net	309	5,181	4,856
Hedge of net investment and cash flow hedge	(507)	(389)	(298)
Other items recorded directly to shareholders’ equity	(16)	(12)	(113)
Reissue (purchase) of treasury stock	(1,563)	(489)	(489)
Demerger Yara International ASA	(7,614)	—	—

Shareholders’ equity at end of period	84,800	84,650	88,080

1)	Dividend is declared and paid once each year. Dividends declared and paid constitutes NOK 11.00 per share in 2004 and NOK 10.50 per share in 2003

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro’s accounting principles are included in its 2003 Annual Report.
The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2004 in accordance with the description in the 2003 Annual Report and in this Report.
Interim figures are unaudited.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

DISCONTINUED OPERATIONS

In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.

At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.

Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.

For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.

Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.

The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.

Prior periods are restated to be presented on a comparable basis.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Operating revenues	—	9,466	10,036	27,891	38,334
Operating income	—	443	936	1,862	2,633
Non-consolidated investees	—	126	131	363	610
Financial income (expense), net	—	20	(88)	35	47
Other income, net	—	—	—	40	40

Income before taxes and minority interest	—	589	979	2,300	3,330
Income tax expense	—	(193)	(307)	(743)	(1,015)
Minority interest	—	(4)	26	(19)	(3)

Income before sale of shares	—	392	698	1,538	2,312
Gain from sale of shares	—	—	533	—	—
Tax on gain from sale of shares	—	—	(148)	—	—

Net income	—	392	1,083	1,538	2,312

	30 September		31 December
NOK million	2004	2003	2003

Current assets	—	13,849	13,789
Non-current assets	—	11,244	11,777

Total assets	—	25,093	25,566
Current liabilities	—	(6,025)	(6,129)
Long-term liabilities	—	(2,757)	(3,064)
Minority interest	—	(114)	(96)

Discontinued operations, net	—	16,197	16,277

	Nine months ended
	30 September		Year
NOK million	2004	2003	2003

Net cash provided by operating activities	838	1,004	1,805
Net cash provided by (used in) investing activities1)	8,840	(496)	(744)
Net cash used in financing activities	(109)	253	(141)
Foreign currency effects on cash flows	5	21	77

Net cash provided by discontinued operations	9,574	782	997

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

NET PERIODIC PENSION COST

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	202	160	608	478	637
Interest cost on prior period benefit obligation	341	314	1,025	944	1,259
Expected return on plan assets	(252)	(223)	(756)	(669)	(892)
Recognized net loss	84	72	254	217	290
Amortization of prior service cost	27	28	80	86	115
Amortization of net transition (asset) obligation	1	(1)	2	(4)	(6)
Curtailment loss	3	—	55	—	20
Settlement loss	—	—	—	199	199

Net periodic pension cost	406	350	1,268	1,251	1,622
Defined contribution plans	7	6	19	14	28
Multiemployer plans	6	2	18	8	13
Termination benefits and other	77	97	221	364	410

Total net periodic pension cost	496	455	1,526	1,637	2,073

CHANGE IN ACCOUNTING PRINCIPLES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Issued in January 2003 and revised in December 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Interpretation provides guidance for determining which party retains the controlling financial interest in Variable Interest Entities (VIEs) when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro did not become involved with any new Variable Interest Entities (VIEs) during the period 31 January to 31 December 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation was required as of 31 March 2004.

Hydro has identified one pre-existing arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has equity interest in Slovalco, an aluminium smelter in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires in the period 2005 to 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the new VIE regulations.

Hydro has consolidated Slovalco in accordance with the new requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured and based on fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the new requirements compared to the equity method was immaterial.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

ACCOUNTING FOR SUSPENDED WELL COSTS

A discussion is currently ongoing within the oil industry regarding capitalization of costs of drilling exploratory wells, and was raised before the Emerging Issues Task Force (EITF) at its meeting in late September 2004. Paragraph 19 of FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. If the well has found proved reserves, the capitalized costs become part of the entity’s wells, equipment, and facilities; if, however, the well has not found proved reserves, the capitalized costs of drilling the well are expensed. FAS 19 acknowledges that an exploratory well may find reserves, but classification of those reserves as proved cannot be made when drilling is completed. Paragraphs 31-34 of FAS 19 provide guidance on whether exploratory well costs can continue to be capitalized in this situation. Questions have arisen in practice about the application of this guidance due to changes in oil- and gas-exploration processes and lifecycles. The issue is whether there are circumstances that would permit the continued capitalization of exploratory well costs if reserves cannot be classified as proved within one year following the completion of drilling other than when additional exploration wells are necessary to justify major capital expenditures and those wells are underway or firmly planned for the near future. At the September meeting, the EITF requested that the FASB consider an amendment to FAS 19 to address this issue.

In connection with the review of our annual report on Form 20-F for the year ended December 31, 2002, the staff of the SEC’s Division of Corporation Finance has asked us to submit information about the capitalization of costs of certain exploratory wells as of year-end 2002. The wells in question have all demonstrated commercial quantities of resources, the drilling of wells on certain of the properties in question was completed and work relating to development concept optimization and/or submission of a Plan for Development and Operation (PDO) to the authorities was ongoing as of year-end 2002. In the environment in which we operate, it normally takes more than one year to complete all of the activities that permit recognition of proved reserves under the current SEC guidelines.

As of 30 September, 2004, total capitalized exploration costs net of property acquisition costs amounted to NOK 915 million. The capitalized exploration costs of the wells in question represent approximately 40 percent of that amount. The vast majority of these wells are located on the Norwegian Continental Shelf, where the combined tax rate is 78 percent of income before taxes. Therefore, in the event that it is determined that some or all of these costs should be expensed because the exploratory drilling was completed, the accumulated effect on net income would be reduced by the tax effect. As of the date of issuing this report, the SEC review process related to this matter has not been completed.

USE OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined in the SEC regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.

ADJUSTED NET INTEREST-BEARING DEBT, ADJUSTED EQUITY AND ADJUSTED DEBT/EQUITY RATIO

Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted debt/equity ratio” in its discussion of its financial condition. Hydro’s management makes regular use of these non-GAAP financial measures in its assessment of Hydro’s solidity and financial capacity.

“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, including net unfunded pension obligations, after tax, and the present value of operating lease obligations. Hydro measures net debt as opposed to gross debt in this ratio to reflect the considerable variances in cash holdings over time. Hydro’s policy has been to accumulate cash and cash equivalents rather than repay long-term debt. Investments, including substantial acquisitions, have to a large extent been financed through drawing on existing cash positions. Hydro includes liabilities under operating lease agreements in the definition, as the obligations under such agreements are considered debt-like in nature, but are not recognized as liabilities under generally accepted accounting principles. Management believes that “Adjusted net interest-bearing debt” is a useful tool for investors and other readers of Hydro’s financial statements in assessing Hydro’s financial performance, including Hydro’s liquidity and ability to meet its obligations with available cash balances.

The “Adjusted debt/equity ratio” consists of “Adjusted net interest-bearing debt” divided by “Adjusted equity.” “Adjusted equity” consists of equity plus minority interests, less pension liabilities not recognized in equity. The adjustments are considered important to measure Hydro’s financial solidity, as current market conditions have resulted in significant differences between pension liabilities recognized under generally accepted accounting principles and the

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

fair value of these liabilities. The “Adjusted debt/equity ratio” is calculated by Hydro using the same methodology as major credit reporting agencies. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing the GAAP financial statements.

“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted debt/equity ratio” are presented in the table below.

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted debt/equity ratio” when measuring financial condition.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

In the discussion of results of operations, Hydro refers to Return on average Capital Employed (RoaCE). The use of RoaCE facilitates benchmarking with Hydro’s peers. Hydro’s management make regular use of RoaCE when evaluating financial performance, both in absolute terms and relative to other companies. It is important to note, however, that RoaCE is, similar to all other financial metrics, influenced by a company’s accounting principles which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.

RoaCE is defined as “Earnings after tax” divided by average “Capital Employed.” “Earnings after tax” is defined as “Operating income” plus “Equity in net income in non-consolidated investees” plus “Other income, net” less “Income tax expense.” Because RoaCE represents the return to the capital providers before dividend payments and interest payments, the income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “Long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Other liquid assets.” Equivalently, Capital Employed can be calculated as “Total assets” less “Cash and cash equivalents,” “Other liquid assets” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities). The two different approaches described above yield the same value for Capital Employed; Hydro uses the later calculation.

Hydro management’s use of RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Management make regular use of measures calculated according to generally accepted accounting principles in addition to RoaCE when measuring financial performance.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

ADJUSTED NET INTEREST-BEARING DEBT TO EQUITY

	30 September				30 December
NOK million	2004		2003		2003

Cash and cash equivalents	30,246		16,165		14,873
Other liquid assets	1,632		1,581		1,553
Bank loans and other interest-bearing short-term debt	(3,326)		(5,277)		(5,273)
Current portion of long-term debt	(549)		(1,164)		(1,212)
Long-term debt	(26,718)		(29,248)		(28,403)
Net interest-bearing debt discontinued operations	—		(463)		(86)

Net interest-bearing debt	1,285		(18,406)		(18,548)

Net pension liabilities at fair value	(10,907	)1)	(11,399	)3)	(11,974	)5)
Expected income tax benefit on pension liability 30%	3,272		3,420		3,592
Operating leases committments discounted at 10%	(3,617	)2)	(4,924	)4)	(4,916	)5)

Adjusted Net Interest-bearing debt	(9,967)		(31,309)		(31,846)

Shareholders’ equity	(84,800)		(84,650)		(88,080)
Minority interest	(1,792)		(669)		(660)

Shareholders’ equity and minority	(86,592)		(85,319)		(88,740)

Net pension liabilities not recognized without equity effect	6,940		7,011		7,863
Expected income tax benefit 30%	(2,082)		(2,103)		(2,359)

Equity adjustment off-balance sheet pension liabilities5)	4,858		4,908		5,504

Adjusted Shareholders’ equity and minority	(81,734)		(80,411)		(83,236)

Adjusted net debt/equity ratio	0.12		0.39		0.38

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.35		0.43		0.40

1)	Adjustment based on fair value as of 31 December 2003.
2)	Adjustment based on lease commitments as of 31 December 2003.
3)	Adjustment based on fair value as of 31 December 2002, including discontinued operations.
4)	Adjustment based on lease commitments as of 31 December 2002, including discontinued operations.
5)	Figures including discontinued operations

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US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

RETURN ON AVERAGE CAPITAL EMPLOYED

2004
Amounts in NOK million	01.01.–30.09

Operating Income	25,613
Equity in net income of non-consolidated investees	539
Other income/expense, net	110

Earnings before tax	26,262
Adjusted Income tax expense1)	(17,857)

Earnings after tax	8,405

	30 September	31 December
Amounts in NOK million	2004	2003

Current Assets2)	49,709	45,468
Property, plant and equipment	109,848	107,779
Other Assets3)	22,922	23,390
Other current liabilities4)	(46,962)	(37,725)
Other long-term liabilities5)	(50,210)	(48,083)

Capital Employed	85,307	90,829

Return on average Capital Employed (RoaCE)	9.5%

1)	Tax from financial items, NOK 383 million, is excluded.
2)	Excluding Cash and cash equivalents and Other liquid assets, but including Deferred tax assets
3)	Including Deferred tax assets
4)	Including Deferred tax liabilities
5)	Including Accrued pension liabilities and Deferred tax liabilities

SEGMENT MEASURES

Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes the segment measure “Adjusted EBITDA”, which is an integral part of Hydro’s steering model, Value Based Management. Hydro’s management makes regular use of this measure to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views these measures as providing a better understanding - for management and for investors - of the operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.

Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”.

Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA. Hydro’s definition of Adjusted EBITDA is identical to what, prior to this report for the third quarter 2004, Hydro defined as “EBITDA.”

Adjusted EBITDA for the core business areas are presented in the table on page 34. A reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments is presented on page 34 of this report.

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	12,403	9,014	35,837	27,220	37,904
Energy and Oil Marketing	15,110	12,032	43,553	35,839	49,370
Eliminations	(10,106)	(6,479)	(27,059)	(19,697)	(27,315)

Hydro Oil & Energy	17,407	14,567	52,331	43,362	59,959

Metals	13,056	9,602	37,255	30,171	39,923
Rolled Products	4,873	4,716	15,769	14,017	18,377
Extrusion and Automotive	6,758	5,925	20,940	18,320	24,529
Other and eliminations	(4,883)	(3,134)	(13,602)	(10,473)	(13,677)

Hydro Aluminium	19,804	17,109	60,362	52,035	69,152

Other activities	3,334	2,927	9,762	10,918	13,759
Corporate and eliminations	(2,017)	(2,164)	(6,079)	(6,759)	(9,109)

Total	38,528	32,439	116,376	99,556	133,761

EXTERNAL REVENUES

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	2,940	2,984	10,293	8,679	12,099
Energy and Oil Marketing	14,048	10,579	40,035	32,119	44,308
Eliminations	(666)	(367)	(1,589)	(1,176)	(1,576)

Hydro Oil & Energy	16,322	13,196	48,739	39,622	54,831

Metals	8,382	6,460	24,910	19,900	26,509
Rolled Products	4,716	4,636	14,362	13,623	17,825
Extrusion and Automotive	6,752	5,914	20,914	18,272	24,472
Other and eliminations	(81)	49	40	117	190

Hydro Aluminium	19,769	17,059	60,226	51,912	68,996

Other activities	2,711	2,155	7,327	8,106	10,013
Corporate and eliminations	(274)	29	84	(84)	(79)

Total	38,528	32,439	116,376	99,556	133,761

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US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	9,463	6,030	25,544	18,541	25,805
Energy and Oil Marketing	1,062	1,453	3,518	3,720	5,062
Eliminations	(9,440)	(6,112)	(25,470)	(18,521)	(25,739)

Hydro Oil & Energy	1,085	1,371	3,592	3,740	5,128

Metals	4,674	3,142	12,345	10,271	13,414
Rolled Products	157	80	1,407	394	552
Extrusion and Automotive	6	11	26	48	57
Other and eliminations	(4,802)	(3,183)	(13,642)	(10,590)	(13,867)

Hydro Aluminium	35	50	136	123	156

Other activities	623	772	2,435	2,812	3,746
Corporate and eliminations	(1,743)	(2,193)	(6,163)	(6,675)	(9,030)

Total	—	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	2,208	2,217	7,051	6,594	9,052
Energy and Oil Marketing	159	148	460	439	591
Eliminations	—	—	—	—	—

Hydro Oil & Energy	2,367	2,365	7,511	7,033	9,643

Metals	474	388	1,340	1,090	1,517
Rolled Products	171	154	509	449	650
Extrusion and Automotive	358	359	1,032	923	1,247
Other and eliminations	—	—	—	—	—

Hydro Aluminium	1,003	901	2,881	2,462	3,414

Other activities	127	357	386	738	879
Corporate and eliminations	3	3	10	9	11

Total	3,500	3,626	10,788	10,242	13,947

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	7,559	4,579	21,247	13,168	18,500
Energy and Oil Marketing	272	739	1,578	2,001	2,668
Eliminations	(310)	4	(302)	(20)	(25)

Hydro Oil & Energy	7,521	5,322	22,523	15,149	21,143

Metals	1,003	571	2,847	1,685	2,293
Rolled Products	167	18	593	71	132
Extrusion and Automotive	6	(4)	333	38	98
Other and eliminations	(318)	(55)	(17)	(47)	(67)

Hydro Aluminium	858	530	3,756	1,747	2,456

Other activities	263	(313)	403	(412)	(404)
Corporate and eliminations	(595)	(251)	(1,069)	(1,225)	(1,570)

Total	8,047	5,288	25,613	15,259	21,625

ADJUSTED EBITDA

	Third quarter		01.01–30.09		Year
NOK million	2004	2003	2004	2003	2003

Exploration and Production	9,760	6,814	28,343	19,812	27,624
Energy and Oil Marketing	477	927	2,153	2,895	4,226
Eliminations	(309)	4	(301)	(20)	(24)

Hydro Oil & Energy	9,928	7,745	30,195	22,687	31,826

Metals	1,666	991	4,549	3,162	4,298
Rolled Products	353	184	1,144	567	835
Extrusion and Automotive	395	377	1,463	1,006	1,432
Other and eliminations	(318)	(54)	(17)	(46)	(67)

Hydro Aluminium	2,096	1,498	7,139	4,689	6,498

Other activities	495	259	1,199	787	1,113
Corporate and eliminations	(425)	(51)	(627)	(580)	(809)

Total	12,094	9,451	37,906	27,583	38,628

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME – ADJUSTED EBIT – ADJUSTED EBITDA   THIRD QUARTER 2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	7,559	1	(8)	—	—	7,552	2,208	9,760
Energy and Oil Marketing	272	43	13	(12)	—	316	161	477
Eliminations	(310)	(1)	—	1	—	(310)	1	(309)

Hydro Oil & Energy	7,521	43	5	(11)	—	7,558	2,370	9,928

Metals	1,003	158	(2)	18	—	1,177	489	1,666
Rolled Products	167	(2)	2	—	—	167	186	353
Extrusion and Automotive	6	28	3	(1)	—	36	359	395
Other and eliminations	(318)	—	—	1	—	(317)	(1)	(318)

Hydro Aluminium	858	184	3	18	—	1,063	1,033	2,096

Other activities	263	60	18	26	—	367	128	495
Corporate and eliminations	(595)	—	163	5	—	(427)	2	(425)

Total	8,047	287	189	38	—	8,561	3,533	12,094

OPERATING INCOME – ADJUSTED EBIT – ADJUSTED EBITDA   01.01–30.09.2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	21,247	2	41	2	—	21,292	7,051	28,343
Energy and Oil Marketing	1,578	84	28	(11)	—	1,679	474	2,153
Eliminations	(302)	(1)	—	—	—	(303)	2	(301)

Hydro Oil & Energy	22,523	85	69	(9)	—	22,668	7,527	30,195

Metals	2,847	240	2	77	—	3,166	1,383	4,549
Rolled Products	593	(5)	3	—	—	591	553	1,144
Extrusion and Automotive	333	92	8	(4)	—	429	1,034	1,463
Other and eliminations	(17)	—	—	1	—	(16)	(1)	(17)

Hydro Aluminium	3,756	327	13	74	—	4,170	2,969	7,139

Other activities	403	127	58	114	110	812	387	1,199
Corporate and eliminations	(1,069)	—	434	(2)	—	(637)	10	(627)

Total	25,613	539	574	177	110	27,013	10,893	37,906

Norsk Hydro • Third quarter 2004

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS1)

	Third quarter		01.01–30.09			Year
NOK million	2004	2003	2004		20032)	20032)

Exploration and Production	2,571	2,307	6,585		8,033	10,270
Energy and Oil Marketing	400	290	996		735	989
Eliminations	—	—	—		—	—

Hydro Oil & Energy	2,971	2,597	7,581		8,768	11,259

Metals	818	984	3,593	3)	2,523	3,572
Rolled Products	68	89	246		203	466
Extrusion and Automotive	284	387	859		920	1,543
Other and eliminations	—	—	—		—	—

Hydro Aluminium	1,170	1,460	4,698		3,646	5,581

Other activities	236	113	728		433	791
Corporate and eliminations	64	50	135		65	81

Total	4,441	4,220	13,142		12,912	17,712

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.
3)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

QUARTERLY RESULTS

	2004			2003
NOK million	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	38,528	38,250	39,598	34,205	32,439	31,354	35,763
Operating income	8,047	8,290	9,276	6,366	5,288	3,989	5,982
Income from continuing operations before cumulative effect of change in accounting principle	2,480	2,224	3,135	2,991	2,005	1,809	1,570
Earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK)	9.80	8.70	12.30	11.60	7.80	7.00	6.10

Norsk Hydro • Third quarter 2004

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: October 18, 2004

Norsk Hydro • Third quarter 2004